EXHIBIT 12
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                   THE QUAKER OATS COMPANY AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



(Dollars in Millions)

                                                       Year Ended June 30
                                                     1994     1993     1992

Earnings:
  Income
    Before Income Taxes and Cumulative Effect
    of Accounting Changes                           $378.7   $467.6    $421.5

  Add Fixed Charges, excluding amount
    capitalized                                      109.9     80.3      93.2

    Earnings                                        $488.6   $547.9    $514.7


Fixed Charges (including amount capitalized):
  Interest on Indebtedness                          $100.2   $ 68.9    $ 82.3

  Portion of rents representative of the
  interest factor                                     11.0     11.4      13.7

  Fixed Charges                                     $111.2   $ 80.3    $ 96.0

Ratio of Earnings to Fixed Charges (a)              $  4.39  $  6.82   $  5.36

(a) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes and cumulative effect of accounting changes plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized, including amortization of debt discount) and one-third (the portion deemed representative of the interest factor) of rents.

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